Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

DATE: May 18, 2015

TO: All Harris Employees [All Exelis Employees]

FROM: Sheldon Fox, Integration Management Office Leader

SUBJECT: Integration Update: Synergies and Planning for Change

In last week’s message, I told you a little about the time I’ve spent with the Exelis team and how these interactions have added to my excitement about the road ahead. One reason for my enthusiasm is that I’m seeing first-hand the synergies between Harris and Exelis and how they create compelling opportunities for future success.

You’re going to hear the term “synergy” a lot as we talk about the integration, but what does that really mean? Essentially, it’s the idea that we’ll be stronger together than we are apart. We will have a more competitive portfolio to offer our customers by taking advantage of our combined technology investments. The IMO integration team is currently assessing nearly 200 technology synergies that were identified by our two engineering organizations and have the potential to bring tremendous value to our customers. In addition, there are great opportunities to be had in our supply chain, where our combined buying power can yield substantial savings.

At a more foundational level, we have a synergy of values. It’s clear that there are a number of areas in which employees across both companies have strong alignment. These include our focus on our customers, our commitment to personal accountability, our financial stewardship and our strong operational management. Shared values around what’s important in our work will make us stronger and better position us to compete for – and win – new business.

While our two organizations have a lot in common, there’s no denying that there will also be change as we integrate – and these changes are being planned carefully. You should expect that Day 1 changes will be limited and focused primarily on meeting accounting and legal requirements. We’re also taking a close look at more than 270 corporate policies that exist at Harris and Exelis. Some key policies, including those governing approvals and intellectual property, will be aligned on Day 1 while others will be synched over time. Harmonizing these policies will start on Day 1and will continue for several months as we integrate.

As we work toward an expected close in June, the next step is the vote of Exelis shareholders, scheduled for this Friday, May 22. I know you have many questions, and while there are still constraints on how Harris and Exelis can interact and what we can share, I’ll continue to update you as much as possible. In the meantime, thanks again for staying focused on your work and meeting customer commitments as we close out Harris’ fiscal year.

[Sheldon’s e-signature]

Sheldon Fox

Harris GCS Group President

Integration Leader

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 (Reg. No. 333-202539) that includes a proxy statement of Exelis and a prospectus of Harris. This communication is not a substitute for the registration statement or the definitive proxy statement/prospectus included therein or any other documents that Harris or Exelis may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus has been mailed to shareholders of Exelis. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Harris at its website, http://harris.com/investors, or from Exelis as its website, http://investors.exelisinc.com/.

Participants in Solicitation

Harris and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction between Harris and Exelis. Information about Harris’ and Exelis’ respective directors and executive officers, including a description of their interests, is included in the definitive proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-202539) that Harris has filed with the SEC and the SEC has declared effective, as may be amended from time to time, and in Harris’ and Exelis’ respective Forms 10-K, as amended, for the year ended June 27, 2014 in respect of Harris and for the year ended December 31, 2014 in respect of Exelis. You may obtain free copies of these documents as described in the preceding paragraph.